SEC 2069
(11-01)	Potential persons who are to respond to the collections of information contained in this
Previous versions	form are not required to respond unless the form displays a currently valid OMB control number obsolete

OMB APPROVAL
OMB Number: 3235-0167
Expires: October 31, 2004
Estimated average burden
hours per response.....1.50

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

FITZGERALDS GAMING CORPORATION
(Exact name of registrant as specified in its charter)

255 VIRGINIA STREET, RENO NV 89501
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CUMULATIVE REDEEMABLE PREFERRED STOCK, $.01 PAR VALUE;
COMMON STOCK, $.01 PAR VALUE; and
12 1/4% SENIOR SECURED NOTES DUE 2004, SERIES B
(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934, FITZGERALDS GAMING CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	8/28/03	BY:	/s/ Preston Smart

Preston Smart, President